320 Bay Street Suite 1520 Toronto, Ontario M5H 2R3 CANADA Tel: (647) 260-8880 Fax: (647) 260-8881 www.gammongold.com
TSX: GAM / NYSE: GRS / BSX: GL7

Gammon Gold Completes Acquisition of Capital Gold

Toronto, April 8, 2011: Gammon Gold Inc. (TSX:GAM) (NYSE:GRS) (“Gammon”) is pleased to announce that it has completed its acquisition of Capital Gold Corporation (NYSE AMEX: CGC) (TSX:CGC). Capital Gold will operate as a subsidiary of Gammon Gold. Shares of Capital Gold will be delisted from trading on the NYSE AMEX effective Friday, April 8, 2011.

Shareholders of Capital Gold voted to approve the merger with Gammon at a special meeting of shareholders held on April 1, 2011. More than 82 percent of Capital Gold’s shareholders voted, of which 32,353,144 shares (or close to 2/3) voted in favour of the transaction.

The acquisition of Capital Gold significantly increases Gammon’s gold production and almost doubles its gold reserves, while strengthening the Company’s position as a leading, low cost, diversified gold and silver producer focused on Mexico.

With Capital Gold’s El Chanate mine contributing to production immediately and El Cubo ramping up to full-scale production, Gammon will shortly be operating three 100% owned, fully built mines in Mexico, advancing two significant development projects, and managing a robust portfolio of exploration stage properties.

"We are pleased to complete the acquisition of Capital Gold with the support of Capital Gold’s shareholders. Gammon’s operational experience and robust cash flow profile will allow our team to immediately enhance operations at El Chanate and accelerate the development of the underground Orion project,” stated Rene Marion, President and CEO of Gammon. He continued, “In approving the transaction, Capital Gold’s shareholders clearly recognized the value of combining the assets of the two companies to create a leading, low cost, diversified gold and silver producer with excellent organic growth opportunities."

Gammon’s lead financial advisor for the transaction was Dundee Securities. UBS Securities Canada Inc. was also retained as an advisor. Gammon’s Canadian legal counsel was Fasken Martineau DuMoulin LLP and its U.S. legal advisor was Kirkland & Ellis LLP.

Capital Gold’s lead financial advisor for the transaction was Cormark Securities Inc. Stifel, Nicolaus & Company, Incorporated rendered fairness opinions to Capital Gold’s board of directors. Capital Gold’s legal counsel was Ellenoff Grossman & Schole LLC. Ballard Spahr LLP served as legal counsel to the M&A Committee of the board of directors of Capital Gold and Macleod Dixon served as Capital Gold’s Canadian legal counsel.

About Gammon Gold
Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State , and the El Cubo mine in Guanajuato State . Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion advanced exploration property in the State of Nayarit, and has six exploration properties in various states throughout Mexico. Gammon’s executive office is located in Toronto, Ontario Canada.

For further information please visit the Gammon Gold website at www.gammongold.com  or contact:

Rene Marion	Anne Day
President and Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
647-260-8880	647-260-8880

Cautionary Statement

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to ramp up El Cubo to full-scale production, the ability to enhance operations at El Chanate and to accelerate the development of the Orion project, the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate Capital Gold Corporation’s businesses into those of Gammon Gold Inc. in a timely and cost-efficient manner; and the outcome of pending litigation related to the proposed acquisition of Capital Gold Corporation. Additional factors that could cause Gammon Gold Inc. and Capital Gold Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F, as amended by Amendment No. 1 to Annual Report on Form 40-F/A, for Gammon Gold Inc. and the Annual Report on Form 10-K, as amended by Form 10-K/A, of Capital Gold Corporation for the fiscal year ended July 31, 2010 filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).